

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2022

Jing Zhuo
Chief Financial Officer
Integrated Media Technology Ltd
Level 7, 420 King William Street
Adelaide SA 5000 Australia

> **Re: Integrated Media Technology Ltd**
> **Form 20-F/A for the Year Ended December 31, 2021**
> **Filed April 29, 2022**
> **File No. 001-38018**

Dear Ms. Zhuo:

We have reviewed your September 6, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2022 letter.

Form 20-F/A for the Year Ended December 31, 2021 filed September 6, 2022

Item 3. Key Information, page 5

1. Your explanatory note indicates that you are "amending and supplementing [y]our disclosure on page 2 of the Form 20-F, in particular the onset of Part I and the onset of Item 3, Part I." Please note that under Rule 12b-15 (240.12b-15 Amendments), amendments "must set forth the complete text of each item as amended." Therefore, the entirety of Item 3 must be included in the amended 20-F, not just the part amended to include the language at the onset. Therefore, please revise your 20-F/A to include the entirety of Item 3 including the supplemental information filed as part of the 20-F, amendment 3.

   Please contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing